Commonwealth Capital Corp.
2 Christy Drive, Suite 200
Chadds Ford, PA  19317

November 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker
United States Securities and Exchange Commission
Washington, DC  20549-4631

Re:          Commonwealth Income & Growth Fund V (the “Issuer”)
Form 10-K for the year ended December 31, 2008
Form 10-K for the period ended June 30, 2009
File No. 333-108057

Dear Mr. Decker:

The Issuer has received your comment letter regarding its Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the period ended June 30, 2009.  The Issuer’s responses to each comment are set forth below, and each of your comments has been repeated in whole or in part for ease of reference:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.
Where a comment below requests additional disclosures or revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

No supplemental information is provided herewith. The changes requested will be included in the Issuer’s future filings.

Note 3 – Computer Equipment, page F-9

2.
Please disclose the name of the significant customers that comprised 48% of your revenue during 2008 and 43% of your revenue during 2007 since it appears the loss of these customers would have a material adverse effect on you.  Please refer to Item 101(H)(4)(vi) of Regulation S-K.

In compliance with Item 101 of Regulation S-K, the Issuer’s future filings will list by name the customers representing 10% or more of the Issuer’s revenues for the period covered by the report being filed.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Disclosure Controls and Procedures, page 18

3.
You indicate that management has determined your disclosures and procedures are “sufficient” as of June 30, 2009.  Since “sufficient” is not a term used in Item 307 of Regulation S-K, please revise your future filings to indicate that your disclosures and procedures are either “effective” or “not effective” as of the end of the period.

The Issuer’s future filings will be revised to indicate that our disclosures and procedures are either “effective” or “not effective” as of the end of each period.

The undersigned acknowledges to the Commission, on behalf of the Issuer, as follows:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to the Issuer’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call me at 610-594-9600. Thank you.

Sincerely,

Commonwealth Capital Corp.

By:          /s/ Richard G. Devlin
Richard G. Devlin
Vice President and General Counsel

cc:   Kimberly A. Springsteen-Abbott
Lynn Franceschina